Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BioCardia, Inc.:

We consent to the use of our report with respect to the consolidated financial statements incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated April 8, 2020 contains an explanatory paragraph that states that the Company has incurred net losses and negative cash flows from operations since its inception and had an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our report dated April 8, 2020 refers to a change in the method of accounting for leases.

San Francisco, California
April 17, 2020